EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(Dollars in thousands)

	2004		2003
	(Unaudited)
Earnings:
Net Income	$255,578		$242,249
Add:
Provision for income taxes	119,741		120,906
Fixed charges	501,102		487,783
Less:
Capitalized interest	23,700		24,579

Earnings as adjusted (A)	$852,721		$826,359

Preferred dividend requirements	1,854		2,056
Ratio of income before provision for income taxes to net income	147%		150%

Preferred dividend factor on pretax basis	$2,725		$3,084
Fixed Charges:
Interest expense	477,402		456,100
Capitalized interest	23,700		24,579
Interest factor of rents	—		7,104

Fixed charges as adjusted (B)	501,102		487,783

Fixed charges and preferred stock dividends (C)	$503,827		$490,867

Ratio of earnings to fixed charges (A) divided by (B)	1.70	x	1.69	x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.69	x	1.68	x